Exhibit 99.2

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the quarters ended March 31, 2017 and 2016

(RMB and US$ amounts expressed in thousands, except per share data)

	March 31, 2017		March 31, 2016
	RMB ’000	US$ ’000	RMB ’000	US$ ’000
Revenue	4,559,521	660,867	3,380,169	489,929
Cost of goods sold	(3,638,864)	(527,425)	(2,775,851)	(402,338)
Gross profit	920,657	133,442	604,318	87,591
Other operating income	39,606	5,741	23,254	3,370
Research and development costs	(124,583)	(18,057)	(99,616)	(14,439)
Selling, general and administrative costs	(404,861)	(58,681)	(344,147)	(49,881)
Operating profit	430,819	62,445	183,809	26,641
Finance costs	(26,761)	(3,879)	(29,002)	(4,204)
Share of (loss)/ profit of associates	(2)	—	33	5
Share of profit/(loss) of joint ventures	2,104	305	(5,849)	(848)
Profit before tax	406,160	58,871	148,991	21,594
Income tax expense	(73,058)	(10,589)	(34,448)	(4,993)
Profit for the period	333,102	48,282	114,543	16,601
Attributable to:
Equity holders of the parent	248,981	36,089	89,183	12,925
Non-controlling interests	84,121	12,193	25,360	3,676
	333,102	48,282	114,543	16,601
Net earnings per common share
Basic	6.12	0.89	2.27	0.33
Diluted	6.12	0.89	2.27	0.33
Unit sales	120,010		90,771

CHINA YUCHAI INTERNATIONAL LIMITED

SELECTED UNAUDITED CONSOLIDATED BALANCE SHEET ITEMS

For the periods ended March 31, 2017 and December 31, 2016

(RMB and US$ amounts expressed in thousands, except per share data)

	March 31, 2017 (Unaudited)		December 31, 2016 (Audited)
	RMB ’000	US$ ’000	RMB ’000
Cash and bank balances	4,241,797	614,816	4,052,957
Trade and bills receivables	8,709,053	1,262,310	7,057,256
Inventories	1,799,305	260,795	1,663,879
Trade and bills payables	5,604,310	812,301	4,672,750
Short-term and long-term interest bearing bank loans and borrowings	1,371,008	198,717	910,406
Equity attributable to equity holders of the parent	7,926,308	1,148,857	7,683,834

# # #